FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

dated September 30, 2020

Commission File Number 1-15148

BRF S.A.
(Exact Name as Specified in its Charter)

N/A
    (Translation of Registrant’s Name)

8501, Av. das Nações Unidas, 1st Floor
Pinheiros - 05425-070-São Paulo – SP, Brazil
    (Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

*             *             *

This material includes certain forward-looking statements that are based principally on current expectations and on projections of future events and financial trends that currently affect or might affect the Company’s business, and are not guarantees of future performance.  These forward-looking statements are based on management’s expectations, which involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are beyond the Company’s control and any of which could cause actual financial condition and results of operations to differ materially fom those set out in the Company’s forward-looking statements.  You are cautioned not to put undue reliance on such forward-looking statements.  The Company undertakes no obligation, and expressly disclaims any obligation, to update or revise any forward-looking statements.  The risks and uncertainties relating to the forward-looking statements in this Report on Form 6-K, including Exhibit 1 hereto, include those described under the captions “Forward-Looking Statements” and “Item 3. Key Information — D. Risk Factors” in the Company’s annual report on Form 20-F for the year ended December 31, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 30, 2020

BRF S.A.

	By:	/s/ Carlos Alberto Bezerra de Moura
		Name:	Carlos Alberto Bezerra de Moura
		Title:	Chief Financial and Investor Relations Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit
1	MINUTES OF THE EXTRAORDINARY MEETING OF THE BOARD OF DIRECTORS HELD ON SEPTEMBER 25, 2020

BRF S.A.

Publicly Held Company

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 1629-2

MINUTES OF THE EXTRAORDINARY MEETING OF THE BOARD OF DIRECTORS HELD ON SEPTEMBER 25, 2020

1.        Date, Time and Place: Meeting held on September 25, 2020, at 09:30 a.m., by videoconference.

2.        Summons and Presence: The call notice requirement was waived in view of the presence of all members of the Company's Board of Directors: Mr. Pedro Pullen Parente ("Mr. Pedro Parente"), Mr. Augusto Marques da Cruz Filho ("Mr. Augusto Cruz"), Mr. Dan Ioschpe ("Mr. Dan Ioschpe"), Mrs. Flavia Buarque de Almeida ("Mrs. Flavia Almeida"), Mrs. Flavia Maria Bittencourt ("Mrs. Flavia Bittencourt"), Mr. José Luiz Osório de Almeida Filho ("Mr. José Osório"), Mr. Luiz Fernando Furlan ("Mr. Luiz Furlan"), Mr. Ivandré Montiel da Silva ("Mr. Ivandré Montiel"), Mr. Roberto Rodrigues ("Mr. Roberto Rodrigues"), and Mr. Marcelo Feriozzi Bacci ("Mr. Marcelo Bacci").

3.        Presiding Board: Chairman: Mr. Pedro Pullen Parente. Secretary: Mr. Carlos Eduardo de Castro Neves.

4.        Agenda: (i) Approval of the Extra-Audit Services Hiring Policy; and (ii) Report on the 2020 Brazilian Corporate Governance Code.

5.        Resolutions: The members approved, by unanimous votes of the present members and with no restrictions, the drawing up of the present minutes in summary form. Once the agenda had been examined, the following matters were discussed, and the following resolutions were taken:

5.1               Approval of the Extra-Audit Services Hiring Policy: The members of the Board of Directors, by unanimous votes and considering the favorable recommendation of the Audit and Integrity Committee, approved the Company's Extra-Audit Services Hiring Policy.

5.2              Report on the 2020 Brazilian Corporate Governance Code: The members of the Board of Directors were informed, by the Company’s management, of the update of the Report of the Brazilian Corporate Governance Code to be released by the Company up to the end of September 2020, in compliance with the CVM Instruction No. 586 of June 8, 2017, which amended CVM Instruction No. 480 of December 7, 2009, as well as CVM Resolution No. 849, of March 31, 2020.

Extract of the Minutes of the Extraordinary Meeting of the Board of Directors held on September 25, 2020.

6.        Documents Filed at the Company: The documents related to the agenda that supported the resolutions taken by the members of the Board of Directors or information presented during the meeting were filed at the Company’s head office.

7.        Closure: There being no other matters to be discussed, the Chairman declared the meeting closed, during which time the present minutes were drawn up in summary form by electronic processing and, having been read and found correct by all those present, were signed.

I certify that the above text is a faithful copy of the minutes which are filed in Book No. 8, pages 10 and 11, of the Minutes of the Ordinary and Extraordinary Meetings of the Company´s Board of Directors.

São Paulo, September 25, 2020

__________________________________

Carlos Eduardo de Castro Neves

Secretary

Extract of the Minutes of the Extraordinary Meeting of the Board of Directors held on September 25, 2020.